ElectraMeccanica Announces
Reconstitution of its Nominating Committee

Vancouver, British Columbia, August 2, 2019 (Globe Newswire) – ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has provided an update regarding a recent review by Nasdaq Listings Qualifications of the Company’s recent continuous disclosure respecting the composition of the Company’s Nominating Committee.

In this respect the Company reports that from the time of the Company’s listing on Nasdaq (August 9, 2018) up to June 24, 2019, the Company was not in compliance with Nasdaq Listing Rule 5605(e)(1)(B) which requires that its Nominating Committee be comprised solely of independent directors.  ElectraMeccanica originally had four members appointed to its Nominating Committee, two of whom were not independent directors.  The Company had intended to reconstitute the members of its Nominating Committee prior to listing on Nasdaq, however, it inadvertently failed to do so.  Upon realizing such non-compliance around the time of ElectraMeccanica’s annual general meeting which was held on June 24, 2019 (the “AGM”), the Company reconstituted the members of its Nominating Committee at the Board meeting held immediately subsequent to the AGM. This has since been resolved and the members of the Company’s Nominations Committee are currently independent directors Shaun Greffard, Steven Sanders and Luisa Ingargiola.  In addition, all other Company Board Committees have now been reconstituted to comprise only independent directors going forward.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electrameccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released August 2, 2019